
pocstock
Invest in making AI more inclusive of everyone!

INVEST IN **POCSTOCK**

Join us in building the world's largest and most inclusive content company

pocstock.com Newark, NJ

Technology | B2B | Minority Founder | Media | VC-Backed

Highlights

VC-Backed

Raised $250K or more from a venture firm

1. Raised $1.6MM in seed funding; with $500k from VC
2. Generated $1MM+ in lifetime sales | 1.2k+ customers including AAA, Adobe, Google, Microsoft, Samsung
3. Built proprietary tech platform + library of 850k+ images | 900+ contributors across 60+ countries
4. Developed prototype for an Inclusive AI platform
5. Entered global content partnership with Canva to increase access to inclusive imagery for 100m users
6. Mentioned in Adweek, Forbes, The Grio, Blavity, NJBIZ, Yahoo Finance, and TechCrunch

Featured Investors

9.58 Venture Partners Follow Invested $500,000

Investing in and mentoring the best technology startups, alongside world class athletes. Typical investment entry points at Seed, A & B rounds.
958vp.com

Fred Toney & Omar Sillah, General Partners & Co-Founders
“pocstock's vision aligns perfectly with ours, and the athletes, entertainers, and influencers we work with.”

Jean Claude Fresnel, Jr.
Syndicate Lead
Follow Invested $6,000

Founder & CEO

“Pocstock is a dynamic and influential company that serves as a crucial bridge between marketing initiatives and consumer engagement. Positioned at the intersection of creativity, diversity, and strategic branding, Pocstock provides a valuable resource for businesses looking to enhance their visual storytelling and market presence. With an extensive portfolio that spans a wide range of industries, Pocstock has successfully positioned itself as a go-to partner for both emerging startups and well-established corporations. The company's ability to attract and support new businesses while also earning the trust and collaboration of Fortune 500 brands speaks volumes about its credibility, quality, and market relevance. By adopting a holistic approach that integrates innovative content solutions with advanced marketing strategies, Pocstock is well-positioned for sustained success. As the need for authentic and diverse content continues to grow, the company's forward-thinking vision paves the way for long-term expansion. This strategic direction not only ensures relevance in an evolving market but also cements Pocstock's role as a vital force within the marketing industry.”

Our Team



Steve Jones Founder, CEO, Chairman

Award-winning entrepreneur. Responsible for growing the company globally. Working to increase market share, building the value of the brand, fostering strategic relationships, and developing innovative technologies.

Our Founders worked at marketing and advertising agencies, Fortune 500 companies, and photography industry when we discovered the challenge in finding an abundant source of quality diversity content using the leading stock media platforms. pocstock was created to be the world's largest source of positive, high-quality, diversity images.



DeSean Brown Founder, Chief Relationships Officer, Board Member

Ad agency executive. Responsible for attracting, retaining, and growing our customer and partner relationships



Derrick Larane Chief Operating Officer

Former owner of multi-million dollar digital agency. Responsible for overseeing all aspects of our global operations.



Steven Russell Head of Content

Global content leader Ex. Shutterstock Ex. BBC



Chad Comiteau Investor / Advisor

Former hedge fund manager. Current investor.

We're creating an ecosystem around content + tech + culture

We founded pocstock because we believe that representation matters, every race, culture, body type, skin tone, hair texture, and style deserves to be authentically seen. Yet, if you've ever worked on a marketing campaign or website, you know how hard it is to find quality images of people of color in stock photography.

We experienced this firsthand.

As Black men in the advertising and tech worlds, DeSean Brown (an ad agency exec) and Steve Jones (a tech entrepreneur) spent years working on campaigns for global brands. But when it came time to find images that reflected our experiences and the people around us, we were met with frustration. Despite people of color making up 90% of the global population, we were nearly invisible in the stock imagery we relied on.



That was our "WTF?" moment. The problem was obvious, but the solution was missing. So we decided to create it ourselves.


pocstock

pocstock founders DeSean Brown (L) and Steve Jones (R)

In 2019, we founded pocstock with a mission to build the largest, most inclusive content company in the world. We wanted to ensure that people of color are authentically represented in all media, not just in front of the camera, but also behind the lens and now in the data driving today's creative industries.

As AI continues to reshape how we create and share content, we're committed to ensuring that people of color are leading the way in this new era of data, content, and media. We're building a new, inclusive ecosystem that reflects the world as it truly is, and we invite you to be part of it.

What we built for marketers, is now essential for the future of AI

Over the past five years, **pocstock** has become a trusted partner to some of the biggest names in business. From AAA and American Heart Foundation to Audible, Bank of America, Canva, Google, Microsoft, Prudential, Samsung, and over 1,200 more. To meet the needs of our global customers, we've built a network of 900+ photographers and videographers across 60 countries who have captured over 850,000 authentic stock images.

But here's the thing, AI is now transforming how content is created and we're seeing some familiar and troubling patterns. Generative AI often reinforces the same biases that existed in the traditional stock photography, portraying people of color inaccurately, reinforcing negative stereotypes, or failing to represent us at all. Our unique process of curating these images, as well as the level of cultural data we've collected, has made our library attractive to many AI companies looking to train and refine their AI models.

If you're new to the concept of how AI is trained, simply put, AI requires tons of data to help them become more accurate when generating images of people of various races, genders, skin tones, etc. in various settings, and with a range of actions and emotions.


SKIN TONES
GENDERS
RACES
AGES
CULTURAL DATA

As AI models are trained, they often reflect the biases of the data they're fed. When you ask an AI platform to generate images of "a successful CEO" or "a beautiful woman," the results are still overwhelmingly White. This is because of the data they are trained on.

This is where **pocstock** steps in.

We've always been about challenging the status quo, and we're already working with several AI companies to ensure there is accuracy in the data which is integral to the future of AI. We're not just solving a problem for today, we're laying the groundwork for a more inclusive tomorrow.

Goldman Sachs research predicts that generative AI will increase global GDP by 7%, adding $7 trillion to the economy over the next decade. We believe AI should reflect the diversity of the people who will drive that growth, and we're here to help make sure that happens.

We're powered by a diverse community of investors

We've come a long way, but we're just getting started. We're raising funds to scale and expand our content operation globally, building content hubs in North and Latin America, APAC, and Africa, and continuing our work with the world's top corporations, ad agencies, and AI companies.

- **Content**: We're enhancing our platform to increase our capacity to process and deliver millions of assets to partners faster than ever.
- **Technology**: We're adding cutting-edge AI features to make it easier for creators worldwide to share their images, and for companies to license them.
- **People**: We're expanding our team, empowering talent around the world to help us produce even more content that reflects the true diversity of the world.

Thanks to the support of over 200 investors including VCs, professional athletes, actors, creators, entrepreneurs, executives, interns, customers, friends, family, and supporters around the world we've raised over $1.6m to fuel the growth of our company.

We've been able to scale our image library from just 1,500 images to over 850,000 and counting, secure contracts with major companies, expand our reach into 60 countries, and we're not stopping there. With your investment, we plan to become a market leader in inclusive and ethical AI datasets.


FALCONS
Deion Jones
Professional Football Player
Frances Tiafoe
Professional Tennis Player
Jalen Mills
Professional Football Player


Jonathan Cherins
CEO, Vector Solutions
Kofi Amoo-Gottfried
CMO, DoorDash
Jennifer Comiteau
Comiteau Communications


Antonique Smith
Actor / Grammy Nominated Singer
David Vanterpool
Professional Basketball Coach
Rahsan-Rahsan Lindsay
CEO, Moviefone

Snapshot of our investment history

- 2023-24 - Seed Round 3: $775k raised privately, with $500k from VCs
- 2023 - Seed Round 2: $126.5k raised from 179 investors on WeFunder
- 2022 - Seed Round 1: $745.5k raised from private investors
- 9.58 Venture Partners - https://www.958vp.com/investments/
- Securities managed on **Carta.com**
- Funding rounds tracked on **Crunchbase**
- More info on **pocstock.com/investors**
- SEC Filings on **SEC.GOV**

News & press mentions

- Press Release - "Inclusive content leader pocstock opens global HQ in Newark, NJ with Ribbon-Cutting hosted by FREE from 106 & Park"
- Press Release - "pocstock Appoints Dr. dt ogilvie to its Board of Directors"
- Press Release - "Pocstock Raises $1.4M to Increase Diversity and Inclusion in Advertising, Media, and AI Technology"
- Article - "Audible's Business Attraction Program"
- Article - "https://finance.yahoo.com/"
- Article - "https://peopleofcolorintech.com/"
- Article - "https://njbiz.com/pocstock-new-newark-hq"
- Article - "https://njbiz.com/stock-image-disrupter"
- Article - "https://www.roi-nj.com/"
- Article - "https://thegrio.com/"
- Mention - "https://www.forbes.com/"
- Mention - "https://techcrunch.com/black-founders"
- Mention - "https://techcrunch.com/equity-investments"

FAQ

Do I have to be an accredited investor to invest?

No. Wefunder allows you to invest up to $2200 without being an accredited investor. All you have to do is sign up and invest. If you are looking to invest $50k USD or more, contact us directly to invest under our Reg D offering.

What is the minimum amount I can invest?

$250.

What's the maximum I am legally allowed to invest?

Through Regulation Crowdfunding (Reg CF) anyone can invest up to $2,200. How much you're able to invest above that depends on your **net income** and **net worth**. You can create a Wefunder account and login to see how much you're allowed to invest by entering those two numbers under "Investor Limits" here .

How will I make a return on my investment, and when?

We're not able to make future projections or guarantee a return on your investment. Start-up investments are generally high risk, but we have big ambitions for the company. We are working on launching new products and services to serve high growth industries. We think the best way to achieve that is to build a successful company, which could involve going public one day, but for now we are focused on building.

Under the terms of this Seed Round, our pre-money valuation is $48M. If we have a successful exit in the future (like an IPO, merger, or acquisition) for more than that amount, you'll see a return on your investment.

Where can I ask a question?

You can ask any questions you have in the "Ask A Question" section of this page.